UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________

FORM 11-K
__________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

 __________________________

Commission file number: 1–14315

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NCI 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, Texas 77064

NCI 401(K) PROFIT SHARING PLAN

December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm
To the Audit Committee and
401(k) Benefits Administrative Committee of
NCI 401(k) Profit Sharing Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the NCI 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”).
In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but rather required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/Ham, Langston & Brezina, L.L.P.
We have served as the Plan’s auditor since 2005.
Houston, TX.
June 29, 2018

NCI 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets:
Investments, at fair value (See Notes 3 and 4):
Mutual funds	$180,434,151	$119,377,865
Common collective trusts	91,377,119	72,577,367
NCI Stock Fund	7,298,570	8,478,445
Total investments	279,109,840	200,433,677
Receivables:
Participants’ contributions	477,621	373,846
Employer contributions	1,481,707	1,278,789
Participant notes receivable	9,691,684	7,940,183
Total receivables	11,651,012	9,592,818
Net Assets Available for Benefits	$290,760,852	$210,026,495

The accompanying notes are an integral part of these financial statements.

NCI 401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2017 and 2016

	2017	2016
Additions to net assets attributable to:
Investment income:
Interest and dividends	$2,808,199	$1,945,227
Net appreciation in fair value of investments	36,089,973	14,895,767
Total investment income	38,898,172	16,840,994
Interest from participant notes receivable	433,292	337,314
Contributions:
Participants	14,687,046	11,692,236
Employer	7,567,293	4,356,980
Rollovers	608,200	1,004,322
Total contributions	22,862,539	17,053,538
Total additions	62,194,003	34,231,846
Deductions from net assets attributable to:
Benefits paid directly to participants	35,607,286	26,132,720
Administrative expenses	497,005	329,209
Total deductions	36,104,291	26,461,929
Net increase before plan transfers	26,089,712	7,769,917
Transfers in (see Note 1)	54,644,645	—
Net increase in net assets available for benefits	80,734,357	7,769,917
Net Assets Available for Benefits, Beginning of Year	210,026,495	202,256,578
Net Assets Available for Benefits, End of Year	$290,760,852	$210,026,495

The accompanying notes are an integral part of these financial statements.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2017 and 2016

Note 1: Description of the Plan
The following description of the NCI 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, which is available from the Plan administrator.
General
The Plan, established January 15, 1992, is a defined contribution plan covering all eligible employees of NCI Building Systems, Inc. and its affiliates (the “Company” or “Plan Sponsor”). CENTRIA, which the Company acquired in January 2015, sponsored the CENTRIA 401(k) Profit Sharing Plan and the CENTRIA Bargaining Employees 401(k) Profit Sharing Plan (collectively, the “CENTRIA Plans”) for the benefit of its eligible employees. Effective January 1, 2017, employees of CENTRIA meeting the eligibility requirements became eligible to participate in the Plan and the CENTRIA Plans were merged into the Plan. The net assets transferred into the Plan consisted of participant balances totaling $54,644,645.
The Plan has been amended from time to time. Effective January 1, 2016, the Plan was amended and restated in the form of a volume submitter plan sponsored by Wells Fargo Bank, N.A. As amended, the Plan reflects the most recent statutory and regulatory changes applicable to plans maintained under sections 401(a) and 401(k) of the Internal Revenue Code.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Automatic Enrollment
Effective January 1, 2017, the Plan was amended whereby eligible employees hired on or following January 1, 2017 and whose Plan entry date is on or following March 1, 2017, are automatically enrolled in the Plan and deemed to have elected a deferral rate of 3% of their pre-tax annual compensation, unless the employee affirmatively elects not to participate or elects a different deferral rate.
Contributions
Participants may contribute a minimum of 1% up to a maximum of 50% of their annual compensation, limited to the maximum limit determined annually by the Internal Revenue Service. Highly compensated employees may defer a maximum of 7% of their annual compensation.
The Company may make a discretionary contribution in an amount determined by the Plan Sponsor. During the years ended December 31, 2017 and 2016, the Company made discretionary contributions totaling $7,567,293 and $4,356,980, respectively, of which $1,481,707 and $1,278,789, respectively, are included in employer contributions receivable.
Participants’ direct the investment of their contributions, as well as the Company’s contribution, into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds (including unitized portfolios), common collective trust funds, and the NCI Stock Fund as investment options for participants.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s contribution and the Plan’s earnings, and is charged with withdrawals and an allocation of Plan losses and certain administrative expenses such as participant loan fees, express mailing charges on requested distributions, and frequent trading fees. The allocation of expenses is based on the participant’s earnings or account balance, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Vesting and Forfeitures
Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company’s contribution portion of their accounts plus earnings thereon is based on years of continuous service. Participants are fully vested

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2017 and 2016

in the Company’s contributions upon completion of three years of continuous service, except as otherwise provided in the Plan with respect to the accounts of certain participants who were employees of companies acquired by the Company. CENTRIA’s contributions to participants’ accounts prior to January 1, 2017 fully vest after six years of continuous service. Consistent with the Plan, the Company’s contributions to CENTRIA participants’ accounts subsequent to January 1, 2017 fully vest after three years of continuous service.
A participant becomes fully vested upon death, becoming disabled (as defined in the Plan) or attaining age 65; otherwise, the non-vested balance is forfeited upon termination of service. Forfeitures may be used to pay for Plan administrative expenses and to reduce employer matching contributions. At December 31, 2017 and 2016, forfeited, non-vested accounts totaled approximately $100,896 and $17,454, respectively. For the years ended December 31, 2017 and 2016, Plan fees totaling approximately $106,842 and $67,728, respectively, were paid from forfeited, non-vested accounts.
Payment of Benefits
Upon termination of service, a participant may elect to receive a lump-sum amount equal to the vested value of the participant’s account, shares of the Company’s common stock at the value of the NCI Stock Fund, or continue in the trust in such a manner as though the participant had not terminated (if the participant’s account balance is greater than $5,000, excluding rollover contributions), subject to minimum distribution rules as described in the Plan. Participants over the age of 59 1/2 may make in-service withdrawals of the vested value of their accounts. Distributions prior to the age of 59 1/2 are also permitted for hardship withdrawals in the event of an immediate and heavy financial need, as defined in the Plan document. The Plan imposes a suspension of elective deferrals for a period of six months following a hardship withdrawal.
Participant Notes Receivable
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their vested account balances, whichever is less. The loans are secured by the balances in the participants’ accounts and bear interest at rates that are commensurate with local prevailing rates as determined by the Plan administrator. Interest rates on outstanding participant notes receivable ranged from 4.25% to 10.25% at both December 31, 2017 and December 31, 2016.
Plan Termination
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Note 2: Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2017 and 2016

account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.
Valuation of Investments and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Certain Plan investments are reported at fair value, with fair value measured using the net asset value per share as a practical expedient. See Notes 3 and 4 for discussion of fair value measurements.
Net appreciation in fair value of investments includes realized gains and losses on investments sold during the year and unrealized appreciation (depreciation) of investments held at the end of the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Participant Notes Receivable
Participant notes receivable are measured at their unpaid principal balance plus any accrued, unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses was recorded as of December 31, 2017 and 2016.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Administrative Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.
Expense Offset Arrangements
Fees incurred by the Plan for investment management services or recordkeeping are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than by direct payment.
Note 3: Fair Value Measurements
ASC 820 defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 Inputs to the valuation methodology include: 1) quoted prices for similar assets or liabilities in active markets, 2) quoted prices for identical or similar assets or liabilities in inactive markets, 3) inputs other than quoted prices that are observable for the asset or liability, and 4) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2017 and 2016

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
In determining the fair value, the Plan generally uses the market approach. The market approach uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.
Mutual funds: Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. Except for the target retirement date funds, which are Level 1 investments, the mutual funds held by the Plan are part of unitized portfolios for which the NAV is calculated by dividing the sum of the values of the underlying funds comprising the portfolio by the outstanding units of the portfolio, representing Level 2 measurements. The values of the funds, including the target retirement date funds, are determined using the daily closing prices as reported by the funds. The mutual funds held by the Plan are deemed to be actively traded (Market approach).
NCI Stock Fund: Valued at the NAV of units of the fund. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund.
Common collective trusts: Valued at the NAV of units of the collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2017 and 2016:

	December 31,
	2017	2016
Level 1:
Mutual funds	$96,167,222	$63,362,588

Level 2:
Mutual funds	84,266,929	56,015,277

Investments measured at NAV:
Common collective trusts	91,377,119	72,577,367
NCI Stock Fund	7,298,570	8,478,445
	98,675,689	81,055,812
Total investments at fair value	$279,109,840	$200,433,677

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2017 and 2016

Note 4: Fair Value of Investments in Entities that Use NAV
The following table sets forth a summary of the Plan’s investments with a reported NAV as of December 31, 2017 and 2016:

	Fair Value Estimated Using NAV per Share		Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
	December 31, 2017	December 31, 2016
Common collective trusts	$91,377,119	$72,577,367	None	Daily	None	12 Months
NCI Stock Fund(a)	7,298,570	8,478,445	None	Daily	None	None

(a)	Established to provide employees an opportunity to share in the successes of the Company.
Note 5: Related Party Transactions

Certain Plan investments are shares of collective funds managed by Wells Fargo Bank, N.A., the trustee and record keeper of the Plan. Additionally, the Plan invests in shares of the Company’s common stock and issues participant notes receivable. Such transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules; thus, these transactions are permitted.
The Plan incurs expenses related to general administration. The Plan Sponsor pays certain expenses and accounting fees on behalf of the Plan. The Plan Sponsor did not pay any Plan expenses during the year ended December 31, 2017. During the year ended December 31, 2016, the Plan Sponsor paid Plan expenses of approximately $19,389.
Note 6: Plan Tax Status
The Plan, as amended and restated effective January 1, 2016, is a volume submitter plan that is designed to comply with provisions of the Internal Revenue Code Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). Such volume submitter plans are pre-approved by the Internal Revenue Service by reference to the Cumulative List of Changes in Plan Qualification Requirements (the “Cumulative List”) provided under EGTRRA. Accordingly, the Plan was eligible for a six-year remedial amendment cycle. Because the Plan is a volume submitter plan, the Company is not authorized to amend the Plan except to comply with changes in the Cumulative List. The Plan received a favorable advisory letter from the Internal Revenue Service dated March 31, 2014.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes it is no longer subject to income tax examinations for years prior to 2014.
Note 7: Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2017 and 2016, to the net assets on Form 5500:

	2017	2016
Net assets available for benefits per the financial statements	$290,760,852	$210,026,495
Delinquent loans deemed distributions	(212,471)	(108,123)
Net assets per Form 5500	$290,548,381	$209,918,372

NCI 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2017 and 2016

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the years ended December 31, 2017 and 2016, to the net income on Form 5500:

	2017	2016
Net increase per the financial statements	$80,734,357	$7,769,917
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(196,216)
Change in delinquent loans deemed distributions	(104,348)	(38,450)
Net income per Form 5500	$80,630,009	$7,535,251

Supplemental Schedule
NCI 401(k) Profit Sharing Plan
EIN 76-0127701 PN 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2017

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Wells Fargo Stable Return Fund N	Common collective trust	**	$44,215,630
*	Wells Fargo/Blackrock S&P 500 Index CIT N	Common collective trust	**	47,161,489
*	NCI Stock Fund	Unitized fund - Common stock	**	7,298,570
	Vanguard Target Retirement Income	Mutual fund	**	3,518,881
	Vanguard Target Retirement 2015	Mutual fund	**	4,385,797
	Vanguard Target Retirement 2020	Mutual fund	**	19,868,982
	Vanguard Target Retirement 2025	Mutual fund	**	12,003,507
	Vanguard Target Retirement 2030	Mutual fund	**	20,025,911
	Vanguard Target Retirement 2035	Mutual fund	**	9,514,407
	Vanguard Target Retirement 2040	Mutual fund	**	11,576,795
	Vanguard Target Retirement 2045	Mutual fund	**	5,628,513
	Vanguard Target Retirement 2050	Mutual fund	**	6,495,911
	Vanguard Target Retirement 2055	Mutual fund	**	2,402,100
	Vanguard Target Retirement 2060	Mutual fund	**	746,418
	Baird Aggregate Bond Fund	Mutual fund	**	7,308,306
	PIMCO Foreign Bond (USD-Hedged) Fund	Mutual fund	**	1,125,338
	PIMCO High Yield Fund	Mutual fund	**	1,737,029
	Vanguard Inflation-Protected Securities Fund	Mutual fund	**	1,099,032
	Dodge & Cox Stock Fund	Mutual fund	**	10,046,440
	T. Rowe Price Blue Chip Growth Fund	Mutual fund	**	10,377,930
	American EuroPac Growth Fund	Mutual fund	**	8,335,354
	Dodge & Cox International Stock Fund	Mutual fund	**	8,329,641
	Lazard Emerging Markets Portfolio	Mutual fund	**	1,860,182
	Delaware Small Cap Value Fund	Mutual fund	**	11,868,355
	Stephens Small Cap Growth Fund	Mutual fund	**	11,981,753
	Vanguard Mid Cap Index Fund	Mutual fund	**	10,197,569
				279,109,840
*	Participant loans	Loans to participants bearing interest at rates ranging from 4.25% to 10.25%	—	9,691,684
				$288,801,524

*	Indicates a party-in-interest as defined by ERISA
**	Cost information is not presented because all investments are participant directed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCI Building Systems Inc., as administrator for the NCI 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NCI 401(k) Profit Sharing Plan

NCI BUILDING SYSTEMS INC.
(as administrator of the NCI 401(k) Profit Sharing Plan)

Date: June 29, 2018	By:	/s/ Bradley S. Little
Bradley S. Little
Vice President –– Finance and Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm